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SEC FILE NUMBER
8-44523

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING July 1, 2025 (MM/DD/YY) AND ENDING June 30, 2026 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Continental Investors Services, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1330 Broadway Street
(No. and Street)

Longview	WA	98632
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Max B. Kamp	(800) 525-0181	
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Cropper Accountancy Corporation
(Name – if individual, state last, first, and middle name)

2700 Ygnatio Valley Rd, Ste 270	Walnut Creek	CA	94598
(Address)	(City)	(State)	(Zip Code)

02/18/2009	3381
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Max B. Kamp, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Continenttal Investors Services, Inc., as of 6/30, 2026, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature:

Title: President

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

CONTINENTAL INVESTORS SERVICES, INC.

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION WITH INDEPENDENT AUDITORS' REPORT THEREON

YEAR ENDED JUNE 30, 2026

TABLE OF CONTENTS

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Continental Investors Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Continental Investors Services, Inc. as of June 30, 2026, the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Continental Investors Services, Inc. as of June 30, 2026, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Continental Investors Services, Inc.'s management. Our responsibility is to express an opinion on Continental Investors Services, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Continental Investors Services, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule 1 – Computation of Net Capital Pursuant to 15c3-1 of the Securities and Exchange Commission and Schedule 2 – Computation for Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Pursuant to SEC Rule 15c3-3 have been subjected to audit procedures performed in conjunction with the audit of Continental Investors Services, Inc.'s financial statements. The supplemental information is the responsibility of Continental Investors Services, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
We have served as Continental Investors Services, Inc.'s auditor since 2012.
Walnut Creek, California
September 4, 2026

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Financial Condition
June 30, 2026

ASSETS

Cash	$	68,795
Receivable from broker-dealer and clearing organizations		1,382,186
Securities owned		1,682,702
Furniture and equipment, net		6,217
Prepaid expenses and other assets		30,025
TOTAL ASSETS	$	3,169,925

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	215,574
Payable to broker-dealers and clearing organizations		832,524
Total liabilities		1,048,098
STOCKHOLDERS' EQUITY:		
Common stock of no par value, authorized 200,000 shares, issued 72,726 and outstanding 10,521		791,329
Treasury stock, 65,544 shares, at cost		(4,427,629)
Retained earnings		5,758,127
Total stockholders' equity		2,121,827
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	3,169,925

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.

Statement of Income

Year Ended June 30, 2026

REVENUES AND GAINS:		
Fixed income securities revenue	$	1,085,732
Commissions, concessions, and fees		435,621
Mutual fund trails		537,706
Net trading profits on firm securities		59,027
Unrealized gains		165,573
Interest		151,934
Managed account fees		1,060,819
Other income		16,241
Total revenues and gains		3,512,653
EXPENSES:		
Commissions and related		1,882,409
Employee compensation and benefits		1,025,986
Clearance paid to other brokers		96,748
Communications and data processing		95,957
Professional fees		53,939
Occupancy and office supplies		109,733
Regulatory fees		34,935
Other		66,543
Total expenses		3,366,250
INCOME BEFORE FEDERAL INCOME TAXES		146,403
INCOME TAX PROVISION:		
Current federal income tax expense		(29,176)
Total income tax provision		(29,176)
NET INCOME	$	117,227

See independent auditors' report and notes to these financial staements

CONTINENTAL INVESTORS SERVICES, INC.
Statement of Changes in Stockholders' Equity
Year Ended June 30, 2026

	Common Stock		Treasury Stock		Retained	
	# Shares	Amount	# Shares	Amount	Earnings	Total
BALANCES AT JUNE 30, 2025	72,726	$ 791,329	65,544	$ (4,427,629)	$ 5,640,900	$ 2,004,600
Net income	-	-	-	-	117,227	117,227
BALANCES AT JUNE 30, 2026	72,726	$ 791,329	65,544	$ (4,427,629)	$ 5,758,127	$ 2,121,827

See independent auditors' report and notes to these financial statements

CONTINENTAL INVESTORS SERVICES, INC.

Statement of Cash Flows

Year Ended June 30, 2026

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	117,227
Adjustments to reconcile net income to net cash used in operating activities in operating activities:		
Increase in accounts receivable		(6,317)
Decrease in prepaid expenses		(5,931)
Decrease in securities owned and accrued interest		(388,484)
Decrease in loans payable to clearing broker		249,801
Increase in accounts payable		44,964
Increase in tax provision		-
Net cash provided by operating activities		11,260
CASH, BEGINNING OF YEAR		57,535
CASH, END OF YEAR	$	68,795
SUPPLEMENTAL CASH FLOW INFORMATION:		
Income taxes paid	$	11,496
Interest paid	$	0

See Independent Auditors' Report and notes to these financial statements

CONTINENTAL INVESTOR SERVICES, INC.

Notes to Financial Statements
Year Ended June 30, 2026

1. THE COMPANY AND SIGNIFICANT ACCOUNTING POLICIES

The Company and Nature of the Business
Continental Investors Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is a Washington state corporation.

The Company provides broker-dealer services in principally debt-related securities both as agent and principal to its customers. The Company operates under SEC Rule 15c3-3(k)(2)(ii), which provides that all funds and securities belong to the Company's customers would be handled by a clearing broker-dealer. The Company also relies on Footnote 74 for its other business operations. The Company's customers are located throughout the United States.

Cash and Cash Equivalents
Cash consists of deposits with banks. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned
Proprietary security transactions in regular-way trades are recorded on a trade-date basis, as if they had been settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis.

Securities owned and securities sold not yet purchased are recorded at fair value in accordance with FASB ASC 820, *Fair Value Measurement* (See Note 2).

Securities and investments which are not readily marketable are carried at fair value as determined by management of the Company. Unrealized gains and losses are credited or charged to operations. The Company's securities are being held by the clearing broker-dealer. Should the clearing broker-dealer fail to deliver securities to the Company, the Company may be required to purchase identical securities on the open market.

Securities sold not yet purchased represent an obligation of the Company to deliver specified equity securities at a predetermined price. The Company is obligated to acquire the securities at prevalent market prices in the future to satisfy this obligation.

Receivables from broker-dealers and clearing organizations are generally collected in full in the month following their accrual. As such, management has not recorded an allowance for doubtful accounts on these receivables.

Other Receivables

The Company advances funds to its registered representatives as determined necessary by management. Management records an allowance for bad debts based on a collectability review of specific accounts. As such the total receivable of $28,532 has been fully allowed.

Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Advertising

Advertising costs are expensed as incurred. The Company incurred $4,410 in advertising expense for the year ended June 30, 2026.

Furniture and Equipment and Depreciation

Furniture and equipment with a cost basis in excess of $5,000 are capitalized and stated at cost. Depreciation is provided on a straight-line basis using estimated useful lives of three to ten years.

Normal repairs and maintenance, including website maintenance, computer hardware replacement parts or computer software upgrades, are expensed as incurred.

Depreciation is computed on the straight-line method over estimated useful lives as follows:

Computer hardware and software	5 years
Furniture and equipment	5 years
Website development costs	5 years

Treasury Stock

Treasury stock is accounted for using the cost method.

Income Taxes

The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

CONTINENTAL INVESTOR SERVICES, INC.

Notes to Financial Statements
Year Ended June 30, 2026

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Concentrations of Risk
The Company is engaged in various trading and brokerage activities with counterparties, primarily broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's operating cash is on deposit with one financial institution, which balance did not exceed the federally insured limit of $250,000 as of June 30, 2026.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commitments and Contingencies
According to an indemnification clause in the Company's clearing agreement, should the Company's customers fail to settle security transactions, the Company will indemnify the clearing broker-dealer to the extent of the net loss on the unsettled trade. As of June 30, 2026, the Company had not been notified by the clearing broker-dealer, nor was management aware, of any potential losses.

Subsequent Events
Management has evaluated subsequent events through the date of the Report of Independent Registered Public Accounting Firm, the date the financial statements were available to be issued. No events have occurred subsequent to year-end that require adjustment to or disclosure in the financial statements.

CONTINENTAL INVESTOR SERVICES, INC.

Notes to Financial Statements
Year Ended June 30, 2026

2. FAIR VALUE MEASUREMENTS

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value input. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities the Company can access at the measurement date.

- Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly or indirectly.

- Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3. There were no transfers in or out of Level 3 during the year.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurements fall in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of June 30, 2026:

Security Type	*Level 1*	*Level 2*	*Level 3*	*Total*
Corporate and other debt		$ 172,493	-	172,493
Municipal bonds		630,315	-	630,315
Equities	879,894	-	-	879,894
TOTALS	$ 879,894	$ 802,808	$ -	$ 1,682,702

3. RECEIVABLE FROM AND PAYABLE TO CLEARING ORGANIZATION

Amounts receivable from and payable to the Company and the clearing organization at June 30, 2026 consist of the following:

	Receivable	*Payable*
Deposits for securities borrowed/loaned	$ 808,531	
Fees earned not yet received	393,917	
Payable or receivable from clearing broker	50,000	$ 832,524
Cash and investments held by clearing broker	129,738	
TOTALS	$ 1,382,186	$ 832,524

CONTINENTAL INVESTOR SERVICES, INC.

Notes to Financial Statements
Year Ended June 30, 2026

The Company clears its proprietary and customer transactions through one broker-dealer on a fully-disclosed basis. As such, the Company is exempt from certain provisions of Rule 15c3-3 because it does not hold funds or securities of customers. The amount payable to the clearing broker relates to unsettled trading securities owned and is collateralized by securities owned by the Company. Interest is charged on this payable at the prevailing margin rate, which was 8.0% at June 30, 2026.

4. INCOME TAXES

A reconciliation of the Company's federal income and related accounts are as follows for the year ended June 30, 2026:

Income tax Expense	Federal
Net Income (Loss) before Income Taxes	$ 146,403
Tax-exempt interest	(9,912)
Add back Non-deductible portion – meals & Entertainment	7,525
Taxable income (Loss)	$144,016
Tax Rate	0.21
Total tax	30,243
Less: Prepaid estimate	(11,496)
Accrued tax liability as of June 30, 2026	$18,747

The Company's tax returns are subject to examination of federal tax jurisdictions. There are no examinations currently in process. The Company is no longer subject to income tax audits for years before 2022.

5. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At June 30, 2026, the Company had net capital of $1,895,686, which was $1,645,686 in excess of its required net capital of $250,000.

6. PENSION PLAN

The Company has established a SAR-SEP pension plan covering substantially all employees. The Company may elect to make employer contributions as determined by the Board of Directors. SAR-SEP employer expense for the year ended June 30, 2026 was $20,891 which is included in employee compensation and benefits in the accompanying statement of income.

7. RELATED PARTY TRANSACTIONS

During the current fiscal year, all shareholders of CIS as of June 30, 2026 with one exception, were paid employees and/or paid representatives of CIS. Shareholder representatives were compensated at standard commission rates. In addition, one key employee, officer, and shareholder received a salary of $115,920 for managerial responsibilities.

A family member of an officer/shareholder, President of CIS, has earned registered representative commissions in the amount of $234,537 for the period ended June 30, 2026.

The Company leases an office building on a month-to-month basis from a related company, NW Financial Services, owned by an officer and key employee of CIS.

The following describes the transactions between this related company and CIS:

Nature of Transaction	Amount
Reimbursements from CIS to related company:	
Rent	$ 36,000
Utilities	5,017
Reimbursements from related company to CIS:	
Payroll and related costs	$ 66,554
Telephone	1,217

8. REVENUE RECOGNITION

The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers*. Revenue from contracts with customers includes the revenues listed below. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or ne t of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

The Company earns revenue from the following sources:

Fixed income securities revenue consists of commissions earned on customer transactions on trade date.

Commissions, concessions, and fees consists of customer transactions of mutual funds, stock trades, and other fee income that are earned on trade date.

Proprietary trading recognizes the amount of gains and losses on proprietary trading of municipal and corporate bonds and other securities each month.

Interest revenue is from interest earned on cash and inventory assets held by the Company at the end of every month.

Mutual fund trailers represent ongoing compensation based on the value of the mutual fund asset under management. These trails are recognized as revenue over time, as these services are provided and the customer benefits from continued servicing or access.

Managed account fees represent ongoing compensation based on the value of the assets under management. These fees are recognized over time, as the services are provided and as the customer benefits from continuous management of these investment accounts.

Securities owned are marked to the market at fair value at the end of each reporting period, with the resulting unrealized gains or losses included in the current period earnings with principal transactions. These mark to the market adjustments are accounted for under FASB ASC 820 (fair value measurements).

The Company records Net Trading profits on firm securities and in accordance with ASC 940, *Financial Services-Brokers and Dealers*. Trading revenue primarily consists of gains and losses from proprietary trading and riskless principal transactions. Riskless principal trades are executed by the Company purchasing securities from the counter party and simultaneously selling them to a customer. These transactions are recorded on the trade date basis, and related revenues are recognized net of transaction costs.

9. REPORTABALE SEGMENT DISCLOSURES

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07"), which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker ("CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes. The CODM is the President of the Company.

CONTINENTAL INVESTOR SERVICES, INC.

Notes to Financial Statements
Year Ended June 30, 2026

SCHEDULE 1

Computation of Net Capital Pursuant to Rule 15c3-1
of the Securities and Exchange Commission
June 30, 2026

Stockholders Equity		$ 2,121.827	
Non-allowable assets and charges against net capital			
Prepaid expenses	30.025		
Furniture and equipment net of depreciation	6.217		
Total non-allowable assets	36.242		
Tentative net capital		2.085.585	
Haircut on firm trading inventory	189.899		
Net capital, as defined		1.895.686	(A)
Minimum requirement of net capital ($250,000 or 6-2/3% of aggregate indebtedness of $215.627	250.000		
Excess of net capital over requirement		$ 1,645,686	
Aggregate indebtedness:			
Total liabilities	1,048.098		
Less: Due to clearing broker secured by firm trading inventory	832.524		
Total aggregate indebtedness		$ 215.574	(B)
Percentage of aggregate indebtedness to net capital (B/A)		11.37%	
Net Capital per FOCUS report 6-30-26	$ 1.895.686		
Net Capital per audit report 6-30-26	$ 1.895.686		

CONTINENTAL INVESTOR SERVICES, INC.

Notes to Financial Statements
Year Ended June 30, 2026

SCHEDULE 2

Computation for Determination of Reserve Requirements
And Information Relating to Possession and Control Requirements
Pursuant to SEC Rule 15c3-3

NOT APPLICABLE – SEE EXEMPTION REPORT

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders
of Continental Investors Services, Inc.

We have reviewed management's statements, included in the accompanying Continental Investors Services, Inc. Exemption Report, in which (1) Continental Investors Services, Inc. identified the following provision(s) of 17 C.F.R. §15c3-3(k) under which Continental Investors Services, Inc. claimed the following exemption(s) from 17 C.F.R. §240.15c3-3: (k)(2)(ii) exemption provision and (2) Continental Investors Services, Inc. stated that Continental Investors Services, Inc. met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Continental Investors Services, Inc.'s management is responsible for compliance with the exemption provisions and the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 and related SEC Staff Frequently Asked Questions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Continental Investors Services, Inc.'s compliance with the exemption provisions and the Company's other business activities contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934 and the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions. However, it should be noted that the Company did receive customer funds during the year and when it transmitted those funds to a third party the following business day, it did not document the time of day it transmitted those funds to the third party. Generally, Rule 15c3-3 requires customer funds to be transmitted by noon of the next business day. As a result, we could not obtain moderate assurance that all customer funds received were transmitted promptly in accordance with Rule 15c3-3.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
September 4, 2026

Continental Investors Services, Inc. Exemption Report

Continental Investors Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 (k) throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, Max B. Kamp, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Max B. Kamp

Continental Investors Services, Inc.
President

CROPPER
an accountancy corporation
CERTIFIED PUBLIC ACCOUNTANTS

2700 Ygnacio Valley Road, Ste 270
Walnut Creek, CA 94598
(925) 932-3860 tel
(925) 476-9930 efax
www.cropperaccountancy.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholders of
Continental Investors Services, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2026. Management of Continental Investors Services, Inc. (the Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2026. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our associated findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2026 with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2026, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2026. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Cropper Accountancy Corporation

CROPPER ACCOUNTANCY CORPORATION
Walnut Creek, California
September 4, 2026

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2026

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
CONTINENTAL INVESTORS SERVICES INC	8-44523

For the fiscal period beginning 7/1/2025 and ending 6/30/2026

1		Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 3,512,653.00
2		Additions:		
	a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
	b	Net loss from principal transactions in securities in trading accounts.	$ 11,191.00	
	c	Net loss from principal transactions in commodities in trading accounts.		
	d	Interest and dividend expense deducted in determining item 1.		
	e	Net loss from management of or participation in the underwriting or distribution of securities.		
	f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
	g	Net loss from securities in investment accounts.		
	h	Add lines 2a through 2g. This is your **total additions**.		$ 11,191.00
3		Add lines 1 and 2h		$ 3,523,844.00
4		Deductions:		
	a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 770,340.00	
	b	Revenues from commodity transactions.		
	c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 96,748.00	
	d	Reimbursements for postage in connection with proxy solicitations.		
	e	Net gain from securities in investment accounts.	$ 140,022.00	
	f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	$ 1,807.00	
	g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
	h	Other revenue not related either directly or indirectly to the securities business.		
		Deductions in excess of $100,000 require documentation		
5	a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
	b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
	c	Enter the greater of line 5a or 5b	$ 0.00	
6		Add lines 4a through 4h and 5c. This is your **total deductions**.		$ 1,008,917.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2026

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 2,514,927.00
8	Multiply line 7 by .0015 This is your **General Assessment**.			$ 3,772.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2026 SIPC-6 or 6A		$ 1,568.00	
11	a Overpayment(s) applied on all 2026 SIPC-6 and 6A(s)	$ 0.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2026 SIPC-6 and 6A(s)	$ 1,568.00		
	d Add lines 11a through 11c		$ 1,568.00	
12	**LESSER** of line 10 or 11d.			$ 1,568.00
13	a Amount from line 8		$ 3,772.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 1,568.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 2,204.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 2,204.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-44523	DEA: FINRA	2026	Jun

MEMBER NAME CONTINENTAL INVESTORS SERVICES INC
MAILING ADDRESS P O BOX 888
LONGVIEW, WA 98632-7552
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

CONTINENTAL INVESTORS SERVICES INC	Michelle Elo
(Name of SIPC Member)	(Authorized Signatory)
8/20/2026	melo@cisinvest.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.